ORBIT BRANDS CORPORATION
13701 Riverside Drive, Suite 701
Sherman Oaks, California 91423
Telephone: (818) 501-2238
Facsimile: (818) 501-1241

April 2, 2007

Effie Simpson
Staff Accountant
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Orbit Brands Corporation (the “Company”)
SEC File No. 0-24812
Form 8-K filed on March 7, 2007

Dear Ms. Simpson:

This letter follows your recent telephone conversations a few days ago with the Company’s outside general counsel, Paul Beck, and with its acting Chief Financial Officer, Pat Doran.

As you have requested, we have revised our Form 8-K, originally filed on March 7, 2007, concerning the termination of the Company’s former independent auditors, Malone & Bailey, P.C., and the Company’s retention of Stark Winter Schenkein & Co., LLP, as the Company’s new independent auditors going forward, pursuant to Item 304(a)(1)(i) of Regulation S-K. We will also be filing a letter from Malone & Bailey, P.C., indicating its agreement with our revised disclosure in the Form 8-K.

A copy of the Company’s proposed revised Form 8-K will be forwarded to you, in advance, for your further comment(s) and/or approval.

In connection with the Company’s response to your comments, we also want to acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure(s) in its filings, (2) staff comments or changes to the Company’s disclosures in response to prior staff comments with respect to filings reviewed by staff do not foreclose the Commission from taking any action(s) with regard to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Effie Simpson
Staff Accountant Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
April 2, 2007

We further understand that the Division of Enforcement has access to all information provided by the Company or on its behalf to the staff of the Division of Corporation Finance in its review of the Company’s filing(s) or in response to staff comments on the Company’s filings.

As always, the Company will cooperate fully with any additional inquiries or requests for information from the Division of Corporation Finance. In the meantime, please contact Mr. Beck, Mr. Doran or me if you have are any further comments or questions about the matters set forth in this letter.

Thank you.

Cordially,

/s/
Joseph R. Cellura
Chairman and Chief Executive Officer
ORBIT BRANDS CORPORATION

cc:	Paul A. Beck, Esq. Patrick Doran, C.P.A.